PSYONIC, Inc.



ANNUAL REPORT

9999 Businesspark Ave

San Diego, CA 92131

0

psyonic.io

This Annual Report is dated April 26, 2023.

BUSINESS

PSYONIC, Inc. is a corporation organized under the laws of the state of Illinois that produces our first product, the Ability Hand™, which is an FDA-registered advanced bionic hand. In the US, our hand has been covered by insurance including Medicare, the VA, worker's compensation, and private insurers. We have users of all genders and as young as 10 and as old as 85. We specifically targeted a design that will be covered by Medicare.

PSYONIC is the parent company of the PSYONIC Institute, L3C, a wholly-owned subsidiary that has been operated under the Company since 2022. The subsidiary company is a low-profit limited liability company pursuant to Section 1-26 of the Limited Liability Company Act and shall at all times significantly further the accomplishment of one or more charitable or educational purposes within the meaning of Section 170(c)(2)(B) of the Internal Revenue Code of 1986, or its successor, and would not have been formed but for the relationship to the accomplishment of such charitable or educational purposes.

PSYONIC Institute, L3C, is a manager-managed low-profit limited liability company, with PSYONIC, Inc. as its Manager. PSYONIC intends to organize PSYONIC Institute, L3C as a low-profit limited liability company pursuant to the Illinois Limited Liability Company Act, as amended, 805 ILCS 180/1-26, which shall finance the sales and research and development of bionic devices.

PSYONIC holds four US patent claims granted or pending. Granted

US20190328550A1 Compliant four-bar linkage mechanism for a robotic finger (11/2021)

US11399967B2 System and method for a prosthetic hand having sensored brushless motors (8/2022)

Pending

62904483 System and method for an advanced prosthetic hand (9/2019)

63148378 System and method for an artificial tendon-driven prosthesis (2/2021)

Previous Offerings

Type of security sold: SAFEs I-XVII

Final amount sold: $1,152,500.00

Use of proceeds: Operations

Date: October 01, 2018

Offering exemption relied upon: 506(b)

Type of security sold: SAFE XVIII

Final amount sold: $75,000.00

Use of proceeds: Operations

Date: February 01, 2020

Offering exemption relied upon: 506(b)

Type of security sold: SAFES XIX-XXIII

Final amount sold: $200,000.00

Use of proceeds: Operations

Date: April 01, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Results of operations
Year ending December 31, 2022 compared to year ending December 31, 2021.

Revenue
Sales revenue for fiscal year 2022 was $1,017,763, more than quadruple that of the fiscal year 2021 sales revenue of $241,500. In 2021Q4, the Ability Hand became available nationwide, resulting in a large increase in sales. Previously, the Ability Hand was only available in the Midwest US (IL, IN, WI). Additional revenue including from grants and awards totaled $637,403 in 2022 and $411,289 in 2021; in total, this resulted in a >2x increase in overall revenue from 2021 to 2022 (FY2022 $1,655,166; FY2021 $652,789).

Cost of Revenue
Cost of revenue in 2022 was $810,759, a very slight decrease from costs of $875,986 in fiscal year 2021. Work on a major grant was primarily completed in 2021, and manufacturing costs decreased as volumes increased, resulting in a lower overall cost of revenue.

Gross Margins
2022 gross profit increased significantly to $844,408 from 2021's gross profit of -$219,699. These figures include grant and award revenue as part of the calculation. Since sales increased significantly in 2021, this increase is expected.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, support expenses, fees for professional services and patents, research and development expenses, and operating expenses of PSYONIC, Inc. Expenses of $757,420 in FY2022 increased from $344,639 in FY2021, due to our increased sales volume and move from Champaign, IL to San Diego, CA.

Historical results & cash flows:
The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our manufacturing capacity is expected to increase and our current demand outweighs our production. Past cash was primarily generated through government grants, equity investments, and sales. We achieved over $1m in sales revenue in 2022 and have a goal of at least $2m in sales for 2023.

We have won the following grants from the National Science Foundation:

NSF 2112363, Jan 2022 - Dec 2023. "SBIR Phase II: A compact electrotactile sensory feedback system for upper limb prostheses." $1,000,000.

NSF 1951382, Feb 2020 - May 2023. "SBIR Phase II: Development and Evaluation of a Robust, Compliant, Sensorized Prosthetic Hand." $937,162.

NSF 1843966, Jan 2019 - Dec 2019. "SBIR Phase I: A compact electrotactile sensory feedback system for upper limb prostheses." $225,000.

NSF 1745999, Jan 2018 - Dec 2018. "SBIR Phase I: Development and Evaluation of a Robust, Compliant, Sensorized Prosthetic Hand." $225,000.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $438,919.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Safes I-III

Amount Owed: $200,000.00

Interest Rate: 0.0%

Borrowing Period - Fiscal Year 2018, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: Safes IV-XIII

Amount Owed: $375,000.00

Interest Rate: 0.0%

Borrowing Period - Fiscal Year 2019, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: Safes XIV-XVII

Amount Owed: $577,500.00

Interest Rate: 0.0%

Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 20%

Creditor: Safes-XVIII

Amount Owed: $75,000.00

Interest Rate: 0.0%

Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 15%

Creditor: Safes XIX-XXIII

Amount Owed: $200,000.00

Interest Rate: 0.0%

Borrowing Period - Fiscal Year 2021, Valuation Cap - 10,000,000, Discount rate - 15%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Position: Founder, CEO, President, Secretary, Treasurer, CFO

Dates of Service: October, 2015 - Present

Responsibilities: Runs the operations of the issuer. Salary: 150k

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed.

Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Common Voting

Stockholder Name: Aadeel Akhtar

Amount and nature of Beneficial ownership: 17,568,000

Percent of class: 70.27

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

Class A Common Voting

The amount of security authorized is 25,000,000 with a total of 17,818,000 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Class A Common Voting.

Class B Common Non-Voting

The amount of security authorized is 25,000,000 with a total of 3,432,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Non-Voting.

Material Rights

There are no material rights associated with Class B Common Non-Voting.

SAFEs I-XVII

The security will convert into Non-voting safe preferred stock and the terms of the SAFEs I-XVII are outlined below:

Amount outstanding: $1,152,500.00

Interest Rate: 0.0%

Discount Rate: 20.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") ,before the expiration or termination of the instrument, the Company will automatically issue to the investor a number of shares of non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the instrument, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of $25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFE XVIII

The security will convert into Non-voting safe preferred stock equal and the terms of the SAFE XVIII are outlined below:

Amount outstanding: $75,000.00

Interest Rate: 0.0%

Discount Rate: 15.0%

Valuation Cap: $10,000,000.00

Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") , n Equity Financing before the expiration or termination of the this instrument, the Company will automatically issue to the investor a number of shares of non-voting non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") purchase amount divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the his instrument, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount unt outstanding under the SAFE (the "Purchase Amount") purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of $25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFEs XIX-XXIII

The security will convert into Non-voting safe preferred stock and the terms of the SAFEs XIX-XXIII are outlined below:

Amount outstanding: $200,000.00

Interest Rate: 0.0%

Discount Rate: 15.0%

Valuation Cap: $12,000,000.00

Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") , n Equity Financing before the expiration or termination of the this instrument, the Company will automatically issue to the investor a number of shares of non-voting non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") purchase amount divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the his instrument, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount unt outstanding under the SAFE (the "Purchase Amount") purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of $25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in PSYONIC, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. Our projections are based on market trends in the prosthetics, robotics, and neural interfacing industries, some of which are nascent and rapidly expanding. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company based on competitors and projections in the prosthetics and robotics industries. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. If the Company cannot raise sufficient funds it will not succeed The Company is offering equity in the amount of up to $1,234,997.85 in this offering, and may close on any investments that are made. Because the amount of capital needed to scale a medical device/robotic hardware is high, even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan with respect to growing our R&D, sales & marketing, manufacturing, and operations. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable with respect to the prosthetics, robotics, and neural interface industries. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on bionic limbs for prosthetics and robotics. Minority Holder; Securities with No Voting Rights The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the prosthetics and robotics marketplaces at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs in the prosthetics and robotics fields. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits PSYONIC was formed on November 23, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PSYONIC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company holds 4 patents, 1 trademark, 4 Internet domain names, and various trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our product is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling our product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell our product and therefore your investment in the Company may be We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. Our results of operations may be negatively impacted by the coronavirus outbreak. In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Shares and investor demand for the Shares generally. The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase our cost of capital and adversely affect our ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition. The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally. In particular, this includes supply chain issues due to a global shortage in materials (e.g. silicone, epoxy, resin, integrated circuits, etc.) that are used in the Ability Hand. Device reimbursements in the prosthetics industry are strictly regulated by insurance and government policies. Reimbursement for prosthetic devices is highly dependent on insurance companies as well as government policies. Changes in these policies may affect revenues. For example, this may include changes to codes that are reimbursed by Medicare and other insurance companies. If we are not able to adjust to changing laws or policies, our business may be harmed. The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them Trademark, copyright and patent litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademarks, or copyrights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademarks or copyrights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents, trademarks or copyrights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The growth of our business depends on our ability to finance new products. We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses. Products we manufacture may contain design or manufacturing defects, which could result in customer claims. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or damage. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability. In addition, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2023.

PSYONIC, Inc.

By   /s/ _Aadeel Akhtar_

    Name: PSYONIC, Inc.

    Title: CEO

FINANCIAL STATEMENTS

PSYONIC, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Psyonic, Inc.
San Diego, California

Opinion

We have audited the financial statements of Psyonic, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 14, 2023
Los Angeles, California

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	438,919	$	158,324
Acccounts Receivable, net		179,525		51,300
Other Current Assets		300,613		110,897
Total Current Assets		**919,057**		**320,520**
Right of use assets		283,864		-
Total Assets	$	**1,202,921**	$	**320,520**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards		21,384		9,067
Right of use liability, current portion		95,462		-
Other Current Liabilities		300		80,356
Total Current Liabilities		**117,146**		**89,424**
Right of use liability		188,402		-
Simple Agreement for Future Equity (SAFEs)		1,427,500		1,427,500
Total Liabilities		**1,733,048**		**1,516,924**
STOCKHOLDERS EQUITY				
Class A Common Voting Stock		10		10
Class B Common Non-Voting Stock		298		2
Additional Paid in Capital		596,504		6,282
Retained Earnings/(Accumulated Deficit)		(1,126,939)		(1,202,697)
Total Stockholders' Equity		**(530,127)**		**(1,196,403)**
Total Liabilities and Stockholders' Equity	$	**1,202,921**	$	**320,520**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
Net Revenue	$	1,655,166	$	652,789
Cost of Goods Sold		810,759		872,488
Gross profit		844,408		(219,699)
Operating expenses				
General and Administrative		702,106		315,455
Sales and Marketing		55,314		29,184
Total operating expenses		757,420		344,639
Operating Income/(Loss)		86,988		(564,338)
Interest Expense		-		-
Other Loss/(Income)		11,230		(123,087)
Income/(Loss) before provision for income taxes		75,758		(441,251)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	**75,758**	$	**(441,251)**

See accompanying notes to financial statements.

PSYONIC, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Class A Common Voting Stock		Class B Common Non-Voting Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
(in , $US)	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	10,000	**$ 10**	526	**0**	**$ 6,205**	**$ (761,446)**	**$ (755,232)**
Issuance of Restricted Stock	-	-	1,693	2	-	-	2
Share-Based Compensation	-	-	-	-	77	-	77
Net income/(loss)	-	-	-	-	-	(441,251)	(441,251)
Balance—December 31, 2021	10,000	10	2,219	2	6,282	(1,202,697)	**(1,196,404)**
Stock split	17,808,000	-	3,425,136	-	-	-	-
Common Stock Cancellation	-	-	(375)	-	-	-	-
Issuance of Common Stock	-	-	291,176	291	590,177	-	590,468
Issuance of Restricted Stock	-	-	5,020	5	-	-	5
Share-Based Compensation	-	-	-	-	45	-	45
Net income/(loss)	-	-	-	-	-	75,758	75,758
Balance—December 31, 2022	**17,818,000**	**$ 10**	**3,723,176**	**$ 298**	**$ 596,504**	**$ (1,126,939)**	**$ (530,127)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	75,758	$	(441,251)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		45		77
Changes in operating assets and liabilities:				
Acccounts receivable, net		(128,225)		(35,800)
Other Current Assets		(189,716)		43,091
Accounts Payable		-		(8,035)
Credit Cards		12,317		946
Other Current Liabilities		(80,056)		10,131
Net cash provided/(used) by operating activities		**(309,877)**		**(430,841)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		590,473		2
Borrowing on SAFEs		-		200,000
Net cash provided/(used) by financing activities		**590,473**		**200,002**
Change in Cash		280,596		(230,839)
Cash—beginning of year		158,324		389,163
Cash—end of year	$	**438,919**	$	**158,324**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Psyonic, Inc. was incorporated on November 23, 2015, in the state of Illinois. The financial statements of Psyonic, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

With the Ability Hand™, Psyonic, Inc. is redefining what it means to be human for individuals with limb differences. It's not just about what our users can achieve, it's beyond that. We've developed an affordable and accessible prosthesis with unique bionic abilities that surpass human capabilities providing individuals with technology superior to anything else currently on the market.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 the Company's cash and cash equivalents exceeded FDIC insured limits by $150,743 while as of December 31, 2021 the Company's cash and cash equivalents did not exceed afore mentioned limit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and December 31, 2021 the Company determined that no reserve was necessary.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of the Ability Hand, an affordable bionic prosthetic hand.

Cost of sales

Costs of goods sold include the cost of cost of labor, materials, cost of retail product, and shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $55,314 and $29,184 respectively and are included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Psyonic, Inc. was formed as an S corporation for tax income purposes. Starting from 2022 the Company rescinded the S corporation election and converted to a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Other current assets consist of the following items:

Other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Unbilled receivables	248,201	110,897
Advances	22,411	-
Deposits	30,000	-
Total Other Current Assets	**$ 300,613**	**$ 110,897**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll payable	300	80,356
Total Other Current Liabilities	**$ 300**	**$ 80,356**

4.   LEASES

In August 2022, the Company entered into lease agreement with H.G. Fenton Property Company to rent business premises. The lease has an original period expiring on August 31, 2025. The Company does not assume renewals in their determination of the lease term unless the renewals are deemed to be reasonably assured. The Company's lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to the Company's balance sheet as of December 31, 2022 as a result of the adoption of the accounting standard update on leases were as follows:

	December 31, 2022
Lease liability	
Beginning balance	$ 340,637
Additions	$ -
Lease payments	(52,494)
Balance at end of period	$ 288,143

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

	December 31, 2022
2023	$ 119,046
2024	50,575
Thereafter	-
Total	$ 169,621

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Voting Stock

The Company is authorized to issue 25,000,000 shares of Class A Common Voting Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 17,818,000 and 10,000 shares of Class A Common Voting Stock have been issued and are outstanding, respectively.

Class B Common Voting Stock

The Company is authorized to issue 25,000,000 shares of Class B Common Non-Voting Stock with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 3,723,176 and 2,219 of Class B Common Non-Voting Stock have been issued and are outstanding.

6.   SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,750,000 shares of its Common Stock Class B Non-voting shares pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	526 $	0.10	8.82
Granted	1,693 $	0.10	-
Vested	- $	-	-
Forfeited	- $	-	-
Outstanding at December 31, 2021	2,219 $	0.10	7.82
Granted	3,430,156 $	0.00	-
Vested	- $	-	-
Forfeited	(375) $	-	-
Outstanding at December 31, 2022	3,432,000 $	0.00	8.85

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expenses calculated under the fair value method for shares expected to vest as of December 31, 2022, was approximately $27. The total fair value of the restricted stock awards vested during 2022 and 2021 was $45 and $77, respectively.

7. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31,	
				2022	2021
Safes I-III	Fiscal Year 2018	$ 10,000,000	20%	$ 200,000	$ 200,000
Safes IV-XIII	Fiscal Year 2019	$ 10,000,000	20%	$ 375,000	$ 375,000
Safes XIV-XVII	Fiscal Year 2020	$ 10,000,000	20%	$ 577,500	$ 577,500
Safes-XVIII	Fiscal Year 2020	$ 10,000,000	15%	$ 75,000	$ 75,000
Safes XIX-XXIII	Fiscal Year 2021	$ 12,000,000	15%	$ 200,000	$ 200,000
Total SAFE(s)				$ 1,427,500	$ 1,427,500

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investor a number of shares of non-voting SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a liquidity event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

8. RELATED PARTY TRANSACTIONS

There are no related party transactions.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ 23,106	$ (366,823)
Valuation Allowance	(23,106)	366,823
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (343,716)	$ (366,823)
Valuation Allowance	343,716	366,823
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,126,939. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through April 14, 2023, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

I, Aadeel Akhtar, Principal Executive Officer of PSYONIC, Inc. , hereby certify that the financial statements of PSYONIC, Inc. included in this Report are true and complete in all material respects.

Aadeel Akhtar

CEO